DUPLICATE

Number: C0820454

BRITISH
COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that TOURNIGAN GOLD CORPORATION changed its name to TOURNIGAN ENERGY LTD. on May 6, 2008 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 6, 2008

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: May 6, 2008 12:01 AM Pacific Time

Incorporation Number: **C0820454**

Recognition Date and Time: *Continued into British Columbia on March 27, 2008 12:54 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

TOURNIGAN ENERGY LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Poulus, Hein

Mailing Address:	Delivery Address:
SUITE 1700, PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	SUITE 1700, PARK PLACE 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

Last Name, First Name, Middle Name:
Shorr, Ronald

Mailing Address:	Delivery Address:
7 EAST 75TH STREET (PH) NEW YORK NY 10021-2633 UNITED STATES	7 EAST 75TH STREET (PH) NEW YORK NY 10021-2633 UNITED STATES

Last Name, First Name, Middle Name:
Bojtos, Peter

Mailing Address:	Delivery Address:
2582 TAFT COURT LAKEWOOD CO 80215 UNITED STATES	2582 TAFT COURT LAKEWOOD CO 80215 UNITED STATES

Last Name, First Name, Middle Name:
Walchuck, James

Mailing Address:	Delivery Address:
12TH FLOOR - 570 GRANVILLE STREET VANCOUVER BC V6C 3P1 CANADA	12TH FLOOR - 570 GRANVILLE STREET VANCOUVER BC V6C 3P1 CANADA

Last Name, First Name, Middle Name:
Hopley, Michael

Mailing Address:	Delivery Address:
1490 - 1075 WEST GEORGIA STREET VANCOUVER BC V6E 3C9 CANADA	1490 - 1075 WEST GEORGIA STREET VANCOUVER BC V6E 3C9 CANADA

Last Name, First Name, Middle Name:
Montgomery, David

Mailing Address:	Delivery Address:
5TH FLOOR, 70 JERMYN STREET LONDON SW1Y UNITED KINGDOM	5TH FLOOR, 70 JERMYN STREET LONDON SW1Y UNITED KINGDOM

Last Name, First Name, Middle Name:
McLennan, Rex John

Mailing Address:	**Delivery Address:**
564 ST. ANDREWS PLACE WEST VANCOUVER BC V7S 1V8 CANADA	564 ST. ANDREWS PLACE WEST VANCOUVER BC V7S 1V8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached